SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549





                                 Form 11-K





x    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


                For the Fiscal Year Ended December 31, 2002

                                    OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                      Commission file number: 1-9743





                 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     EOG RESOURCES, INC. SAVINGS PLAN


                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                            EOG RESOURCES, INC.
                        333 Clay Street, Suite 4200
                        Houston, Texas   77002-7361

                EOG RESOURCES, INC. SAVINGS PLAN

                        TABLE OF CONTENTS



                                                              Page

INDEPENDENT AUDITORS' REPORT                                    3

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits at
   December 31, 2002 and 2001                                   4

 Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 2002 and 2001      5

 Notes to Financial Statements                                  6

SUPPLEMENTAL SCHEDULE:

 Schedule H, Line 4(i) - Schedule of Assets Held for
  Investment Purposes at December 31, 2002                      10

SIGNATURES                                                      11

EXHIBIT INDEX                                                   12

INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of EOG Resources, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of EOG Resources, Inc. Savings Plan (the "Plan") at December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 13, 2003

                EOG RESOURCES, INC. SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                 At December 31,
                                               2002          2001

  ASSETS
   Investments
    Common Stock and Other Securities      $53,443,091   $50,373,709
    Loans to Participants                    1,005,201       853,822
      Total Investments                     54,448,292    51,227,531

   Receivables
    Participant Contributions                  149,998       133,552
    Employer Contributions                      87,981        80,616
      Total Receivables                        237,979       214,168

   Cash and Equivalents                          3,610        17,097

  NET ASSETS AVAILABLE FOR BENEFITS        $54,689,881   $51,458,796







 The accompanying notes are an integral part of these financial statements.

                   EOG RESOURCES, INC. SAVINGS PLAN
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                         Year Ended December 31,
                                                           2002          2001


ADDITIONS
 Employer Contributions                                $ 3,035,416   $ 2,722,299
 Participant Contributions                               4,657,429     4,194,471
 Participant Rollovers                                     638,165       291,146
 Interest and Dividend Income                              419,100       401,838

     Total Additions                                     8,750,110     7,609,754

DEDUCTIONS
 Benefits Paid to Participants                           1,344,660     8,747,736
 Administrative Expenses                                     4,240         2,640
 Net Depreciation in Fair Value of Investments           4,170,125    47,422,736

     Total Deductions                                    5,519,025    56,173,112

OTHER CHANGES IN NET ASSETS
 Transfer From Other Qualified Plans                             -       310,976

NET INCREASE (DECREASE)                                  3,231,085   (48,252,382)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR    51,458,796    99,711,178

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR         $54,689,881   $51,458,796







    The accompanying notes are an integral part of these financial statements.

                EOG RESOURCES, INC. SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS



  1.  DESCRIPTION OF THE PLAN

    The following description of the EOG Resources, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. A copy of the Plan document is available from EOG Resources, Inc. ("EOG").

  General

    The Plan, as amended and restated on December 10, 2002, is a tax-qualified defined contribution pension plan established on August 31, 1999, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is intended to meet the requirements for qualification under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). EOG, the employer, serves as the sponsor of the Plan. Riggs Bank N.A. (the "Trustee") serves as the trustee of the Plan, having replaced UBS PaineWebber Trust Company on June 1, 2002. PFPC Inc. ("PFPC") serves as the recordkeeper of the Plan. The assets of the Plan are held and managed by the Trustee. A committee appointed by the EOG Board of Directors (the "Plan Administrative Committee") administers the Plan.

    Prior to August 16, 1999, EOG was a participating employer in the Enron Corp. Savings Plan (the "Enron Plan"). Beginning August 16, 1999, EOG is no longer a participating employer in the Enron Plan and consequently, all contributions from EOG employees and EOG matching contributions to the Enron Plan ceased as of that date. In February 2001 and February 2000, approximately $0.2 million and $80 million, respectively, were transferred from the Enron Plan to the EOG Resources, Inc. Savings Plan. The sum of these amounts represents all of the net assets relating to EOG participant account balances on August 16, 1999 in the Enron Plan.

    Effective September 11, 2001, the Board of Directors of EOG Resources, Inc., approved the merger of the Somerset Oil & Gas Company, Inc. 401(k) Plan and its related trust into the EOG Resources, Inc. Savings Plan and its related trust. Upon the merger, the two plans formed a single plan within the meaning of section 414(l) of the Code. In November 2001, assets in the amount of approximately $95,000 were transferred from the Somerset Oil & Gas Company, Inc. 401(k) Plan to the Plan as per the merger agreement.

  Eligibility

    Each employee may participate in the Plan after one hour of service, except for employees who are included in a union covered by a collective bargaining agreement, and employees who are nonresident aliens who receive no earned income from the employer that constitutes income from sources within the United States. In addition, employees paid by contract rate are not eligible to receive allocations of employer matching contributions and employer discretionary contributions under the Plan.

  Contributions

    Participant Contributions. Participants can contribute between 1% and 15% of their eligible base pay in any combination of pre-tax salary deferrals or after-tax contributions subject to certain limits prescribed by the Code. Starting in January 2002, participants age 50 or older may contribute additional pre-tax contributions as part of the Catch-Up Contribution provision under the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may direct the investment of their contribution accounts into any combination of funds offered by the Plan. Participants may also rollover amounts representing distributions from other qualified plans.

    Employer Contributions. EOG currently matches 100% of the first 6% of base compensation that an eligible participant contributes on a pre-tax basis to the Plan. Through the period ended December 31, 2001, the matching employer contributions were invested directly into the EOG Unitized Stock Fund, and at age 50, participants could elect to reallocate their employer contributions among the other investment options. In January 2002, the automatic investment of the employer's matching contribution into the EOG Unitized Stock Fund was discontinued. All matching contributions are allocated according to the participants' investment elections. Participants, regardless of age, may make a diversification election at any time with regard to the employer's matching contributions.


  Vesting

    Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is generally based on years of service. Participants become 20% vested in employer contributions after one year of service and vest an additional 20% for each year of service thereafter. Participants are 100% vested after 5 years of service. Participants automatically become 100% vested regardless of length of service upon i) reaching age 65, ii) retirement due to disability, iii) death while being an employee, or iv) termination of the Plan.

  Distributions and Forfeiture

    Distributions. Participants may receive a distribution of the vested balance in their account due to death, retirement or disability. Participants may also receive distributions on severance from service or on issuance of a qualified domestic relations order, but subject to limitations defined by the Plan. Beginning in January 2002, distributions to participants under the Plan are made solely in the form of a single lump-sum payment in cash or as a direct rollover if the participant elects to have any portion or all of an eligible rollover distribution paid directly to an eligible retirement plan or individual retirement plan. All optional forms of benefit payments under the Plan other than a single lump-sum payment in cash and the direct rollover have been eliminated. At December 31, 2002 and 2001, there were no outstanding distributions payable to former participants.

    Forfeitures. Any unvested balance in the account of a participant who has separated from service shall be forfeited. Amounts forfeited shall first be allocated to restore previously forfeited accounts, which are to be restored under the terms of the Plan, and if any amount remains after that allocation, it shall be used to pay Plan expenses or to reduce employer matching contributions. At December 31, 2002 and 2001, forfeited nonvested amounts totaled $47,363 and $21,425, respectively.

  Withdrawals and Loans

    Withdrawals. Participants who are at least age 59 1/2 are entitled to withdraw their vested interest in all of their accounts. Active participants may receive in-service withdrawals or financial hardship withdrawals subject to limitations defined by the Plan.

    Loans. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000, reduced by the participant's highest outstanding loan balance from the Plan during the preceding one year period, or 50% of the borrower's vested account balance. Participants may have no more than one loan outstanding at any time unless they had two loans outstanding at the time the participant's account was transferred in from the Enron Plan. The loan is fully secured by a pledge of the borrower's vested account balance in the participant's account. Loan terms may not exceed five years, except for loans used for the purchase of a primary residence which may not exceed 15 years. Principal and interest are repaid ratably through payroll deductions.

  Plan Termination

    Although it has not expressed any intent to do so, EOG has the right under the Plan to discontinue its contributions at any time or to partially or totally terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants shall become 100% vested in the balance in their account.

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Method of Accounting

    The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid.

  Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

    Short-term investments are stated at cost, which approximates fair value. Investments in stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  3.  INVESTMENTS

    Individual investments that represent five percent or more of the Plan's net assets are as follows:

                                                               At December 31,
                                                             2002           2001

     UBS Paine Webber Stable Value GIC                   $18,191,156    $15,458,155
     EOG Unitized Stock Fund                              14,081,438     13,788,570
     American Washington Mutual Investment Fund            3,007,788      2,899,131
     Pimco Total Return Fund                               2,746,815      1,303,677*
     AIM Blue Chip Fund                                    2,199,132*     2,700,191
     UBS Paine Webber Brinson Tactical Allocation Fund     2,046,928*     2,940,975
     Mass Investors Growth Stock Fund                      1,996,051*     2,597,719

    * Item does not meet 5% threshold at the end of the applicable year.

    Information about the significant components of the change in net assets relating to the EOG Unitized Stock Fund is as follows:

                                                          Year Ended December 31,
                                                             2002           2001

     Changes in Net Assets
      Contributions                                      $ 1,413,123    $ 3,575,720
      Net Appreciation (Depreciation)                        318,021     (5,646,412)
      Benefits Paid to Participants                         (320,400)    (4,941,433)
      Transfers                                           (1,047,433)        95,961
      Loan Repayments, Net of Borrowings                     (70,443)      (434,832)
       Total                                             $   292,868    $(7,350,996)

    Information about the significant components of the change in net assets relating to the Enron Unitized Stock Fund is as follows:

                                                            Year Ended December 31,
                                                              2002         2001(1)

     Changes in Net Assets
      Net Depreciation                                   $  (222,353)   $(38,792,982)
      Benefits Paid to Participants                           (4,917)     (4,725,846)
      Transfers                                              (38,279)     (1,774,427)
      Loan Repayments, Net of Borrowings                        (803)        (92,713)
       Total                                             $  (266,352)   $ (45,385,968)

  (1) On December 2, 2001, Enron Corp. and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

  4.  RELATED-PARTIES TRANSACTIONS

    EOG, PFPC, and Riggs Bank N.A. are parties-in-interest.
  Since certain Plan investments are shares of EOG Unitized
  Stock Fund and Riggs Money Market Funds, these transactions qualify as party-in-interest transactions.

  5.  TAX STATUS

    The Plan obtained its favorable determination letter from the Internal Revenue Service ("IRS") dated June 12, 2002, in which the IRS stated that the Plan and related trust are designed in accordance with applicable sections of the Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust is tax exempt.

  6.  RISK AND UNCERTAINTIES

    The Plan provides for various investments in stock, short-term investments, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and individual participant account balances.


                     EOG RESOURCES, INC. SAVINGS PLAN
                      EIN 47-0684736    PLAN NO. 001
            SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
                            INVESTMENT PURPOSES
                           AT DECEMBER 31, 2002



Identity of Issuer,
Borrower,Lessor, or
Similar Party         Description of Investment                Cost   Current Value

  UBS Paine Webber    Stable Value GIC                          **     $18,191,156
 *EOG                 Unitized Stock Fund 598,853 unit shares   **      14,081,438
  American            Washington Mutual Investment Fund         **       3,007,788
  Pimco               Total Return Fund                         **       2,746,815
  AIM                 Blue Chip Fund                            **       2,199,132
  UBS Paine Webber    Brinson Tactical Allocation Fund          **       2,046,928
  UBS Paine Webber    S&P 500 Index Fund                        **       2,005,267
  Mass Investors      Growth Stock Fund                         **       1,996,051
  American            Euro Pacific Growth Fund                  **       1,739,044
  AIM                 Balanced Fund                             **       1,407,211
  Pimco               Mid Cap Growth Fund                       **       1,185,447
  AIM                 Constellation Fund                        **       1,026,475
 *Participant Loans   Various maturities and interest rates     **       1,005,201
  Alliance            Premium Growth Fund                       **       1,004,166
  Franklin/Templeton  Qualified Fund                            **         772,039
  Enron               Unitized Stock Fund 48,417 unit shares    **          34,134
 *Riggs               Prime Money Market Fund                   **           1,921
 *Riggs               Money Market Account                      **           1,689

                                                                       $54,451,902


*  Party-in-Interest
** Cost not required for participant-directed investments

                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



EOG RESOURCES, INC. SAVINGS PLAN


By: /s/ PATRICIA L. EDWARDS
        Patricia L. Edwards
    Chairman of the Administrative Committee






Date:  June 27, 2003

                          EXHIBIT INDEX



Exhibit No.         Document

  23.1              Consent of Deloitte & Touche LLP

  99.1 Certification of Annual Report of Chairman of the Administrative Committee (Chief Executive
                    Officer of the EOG Resources, Inc. Savings Plan)


  99.2 Certification of Annual Report of Vice President Accounting and Land Administration, EOG Resources, Inc. (Chief Financial Officer of the EOG Resources, Inc.
                     Savings Plan)